SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ALTIGEN COMMUNICATIONS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

021489109
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Philip M. McDermott
Chief Financial Officer
AltiGen Communications, Inc.
410 East Plumeria Drive
San Jose, CA 95134
(408) 597-9000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

N. Anthony Jeffries, Esq.
Troy Foster
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,109,042	$117.70
*
Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 3,073,800 shares of common stock of AltiGen Communications, Inc. having an aggregate value of $2,109,042 as of July 30, 2009 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model using a price per share of common stock of $0.88, the closing price of the issuer’s common stock as reported on the NASDAQ Capital Market as of July 30, 2009.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements that certain Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission on August 5, 2009 by AltiGen Communications, Inc., a Delaware corporation (the “Company”).  This Amendment No. 1 is filed to incorporate by reference the Company’s interim financial statements for the quarterly period ended on June 30, 2009 and to make certain other changes, all as set forth in this Amendment No. 1.

Only those items amended are reported in this Amendment No. 1.  Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.

Item 10.   Financial Statements.

Item 10(a) of the Schedule TO is hereby amended and restated as follows:

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in the sections titled “Financial Statements” and “Additional Information” is incorporated herein by reference.  The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended to amend and supplement the following exhibit:

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated August 5, 2009 and as amended and restated on August 19, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTIGEN COMMUNICATIONS, INC.

/s/ Philip M. McDermott
Philip M. McDermott
Chief Financial Officer

Date:  August 19, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated August 5, 2009 and as amended and restated on August 19, 2009.

(a)(1)(B)*	Memorandum to All Eligible Employees, dated August 5, 2009.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Confirmation Email to Eligible Employees.

(a)(1)(F)*	Form of Reminder Email.

(a)(1)(G)*	Notice to Eligible Employees Regarding Expiration of Offer Period.

(b)	Not applicable.

(d)(1)*
The AltiGen Communications, Inc. 1994 Stock Option Plan, as amended, and form of stock option agreement, incorporated herein by reference to Exhibit 10.2 filed with the Company’s Registration Statement on Form S-1 (No. 333-80037) declared effective on October 4, 1999.

(d)(2)*
The AltiGen Communications, Inc. 1999 Stock Plan, as amended, and form of stock option agreement, incorporated herein by reference to Exhibit 10.4 filed with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

(d)(3)*
The AltiGen Communications, Inc. 2009 Equity Incentive Plan and form of stock option agreement thereunder, incorporated herein by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-8 (No. 333-160293) declared effective on June 29, 2009.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed with Schedule TO on August 5, 2009.